The Westaim Corporation

Management’s Discussion and Analysis
Three months ended March 31, 2005

This interim Management’s Discussion and Analysis prepared as at April 28, 2005 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2004.

Consolidated Results — Three Months ended March 31, 2005

For the three months ended March 31, 2005, the Company reported net income of $2.5 million compared to net income of $1.0 million for the three months ended March 31, 2004. Income from discontinued operations for the three months ended March 31, 2005 was $11.4 million compared to income from discontinued operations of $4.2 million for the same period in 2004. Revenues from continuing operations for the three months ended March 31, 2005 were $5.0 million compared to $10.4 million for the same period in 2004. This decrease in revenue reflects a $6.6 million milestone payment earned by Nucryst in 2004.

First quarter of 2005 operating costs of $13.0 million are comparable to the $12.8 million incurred in the same period in 2004.

Corporate expenses for the three months ended March 31, 2005 were $1.7 million compared to $1.3 million in the comparable period in 2004. This increase primarily reflects higher stock based compensation costs incurred in the first quarter of 2005.

Interest and foreign exchange income was $0.9 million for the three months ended March 31, 2005 compared to income of $0.5 million in the same period in 2004. This improvement reflects increased interest income from higher cash balances and net foreign exchange gains in the first quarter of 2005.

In the first quarter of 2005, the Company realized a total gain of $11.5 million relating to the reorganization and sale of inactive subsidiaries discussed below under Discontinued Operations. In the first quarter of 2004, the Company sold its Ambeon business segment (“Ambeon”) to a strategic buyer for net proceeds of $33.4 million.

A comparison of operating costs from continuing operations in the first three months of 2005 compared to the same period in 2004 is as follows:

	Three months ended March 31
		% of		% of
($millions)	2005	Revenue	2004	Revenue*
Manufacturing	$2.3	46%	$2.1	54%
Selling, general and administrative	0.6	11%	1.0	26%
Research and development	8.6	171%	8.3	220%
Depreciation and amortization	1.5	30%	1.4	37%

	$13.0	258%	$12.8	337%

*	Revenues exclude milestone revenue.

Operations

Continuing operations reflect the results of the Company’s subsidiaries, iFire Technology Corp. and Nucryst Pharmaceuticals Corp.

iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its technology as measured in scalability, colour, luminescence, lifetime and electronics, and is currently preparing for 34-inch display pilot production expected to commence in late 2005.

iFire’s operating loss for the three months ended March 31, 2005 was $7.2 million compared to a loss of $6.5 million for the same period in 2004. Sanyo Electric Company Ltd. (“Sanyo”) provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million in each of the first quarters of 2005 and 2004.

Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the first quarter.

iFire is currently constructing a $46 million pilot production facility at its Toronto location. This project is being partially funded through a Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”). Yen 408,166,000 (CAD $4.6 million) has been drawn as at March 31, 2005. It is expected that the loan will be fully drawn by the end of 2005.

Construction in progress relating to this facility totaled $20.9 as at March 31, 2005. Capital expenditures at iFire are expected to be in the range of $20.0 to $25.0 million for the remainder of 2005.

Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. Nucryst’s operating loss for the first quarter of 2005 was $0.7 million compared to income of $4.3 million in the first quarter of 2004. Total revenues were $5.0 million in the first quarter of 2005 compared to $10.3 million for the first quarter of 2004. Product related revenue in the first quarter of 2005 increased 35% to $5.0 million compared to $3.7 million in the same period in 2004 reflecting continuing growth in sales of Acticoat™ dressings. Nucryst reported milestone revenue of $6.6 million from Smith & Nephew plc (“Smith & Nephew”) in the first quarter of 2004, relating to the achievement of certain sales targets. This payment was received in April 2004. No milestone revenue was recorded in the first quarter of 2005. Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.

The financial results of Nucryst for the first three months of 2005 compared to the first three months of 2004 are as follows:

	Three months ended March 31
($millions)	2005	2004
Wound care product related revenue	$5.0	$3.7
Milestone revenue	—	6.6

Total wound care revenue	5.0	10.3

Wound care contribution	1.9	7.7
Pharmaceutical development costs (including general and administrative expenses)	(2.6)	(3.4)

Nucryst (loss) income	$(0.7)	$4.3

In 2003, Nucryst filed an investigational New Drug (“ND”) application with the U.S Food and Drug Administration (“FDA”) for its first dermatology drug, NPI 32101, a topical form of Nucryst’s proprietary silver Rx nanocrystals and completed Phase 1 clinical studies. In September 2004, Nucryst announced encouraging results of the Phase 2a clinical study of NPI 32101 in a cream formulation in patients with mild to moderate atopic dermatitis. The results were a validation of Nucryst’s proprietary technology as a pharmaceutical agent and demonstrated that NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis.

Findings in this study provided Nucryst with important guidance to optimize the product, protocol and study design for future clinical trials. Using information obtained from these results, Nucryst plans to design and conduct additional clinical studies in order to prepare for the next Phase 2 clinical trial and the larger Phase 3 clinical trials of NPI 32101. Phase 3 trials, which involve hundreds of

The Westaim Corporation

Management’s Discussion and Analysis
Three months ended March 31, 2005

Operations (continued)

patients in numerous clinical centres, normally take a year or more to complete. If favorable results are achieved, Nucryst anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.

Nucryst’s pharmaceutical expenses decreased by $0.8 million in the first quarter of 2005 compared to the same period in 2004 reflecting the costs of the Phase 2a trial incurred in 2004.

The success of Acticoat™ has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. Nucryst is currently adding a production line to this facility which will be operational by the end of 2005 and will increase capacity by approximately 65%. The total cost of this capital project is approximately $7.1 million of which approximately $1.2 million remains to be spent in 2005. The Company anticipates that additional expansion may be required in 2006 to meet projected sales growth.

The outlook for Nucryst is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded and new products are introduced in the United States, Europe and other markets by Smith & Nephew. Increases in these revenues in 2005 are expected to be offset by lower milestone revenue. Two milestone payments were received in 2004, while one is expected to be earned in 2005. Research and development expenditures will increase in the second half of 2005 as Nucryst expands clinical and preclinical research into the pharmaceutical attributes of its nanocrystalline noble metal technology. As a result, Nucryst is expected to have net operating losses in 2005.

Discontinued Operations

In February 2005, the land and building where the Company’s former Ethylene Coatings Business operated was sold. The closing date of this transaction is December 15, 2005 and the purchaser is leasing the facility during the interim period. The gain on the sale of this asset will be recorded in the fourth quarter of 2005.

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million recorded in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.

On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and Nucryst.

A gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004. In addition, discontinued operations costs of $1.3 million relating to the sale of Ambeon were reported in the first quarter of 2004. No material costs are expected to be incurred in 2005.

These transactions have been included in net income from discontinued operations in the Company’s consolidated statements of operations.

Contractual Commitments

The Company’s contractual commitments as at March 31, 2005 are as follows:

	Payments due by Period
		Less than	1-3	3-5	More than
($millions)	Total	1 Year	Years	Years	5 Years
Operating lease obligations	$3.4	$0.8	$2.0	$0.6	$—
Supplier purchase obligations	21.1	21.1	—	—	—

	$24.5	$21.9	$2.0	$0.6	$—

Liquidity and Capital Resources

At March 31, 2005, the Company had cash and short-term investments of $103.2 million, compared to $101.1 million as at December 31, 2004. This increase was primarily due to the net proceeds of $11.5 million from the sale of inactive subsidiaries discussed in Discontinued Operations and the $6.0 million proceeds from the issuance of convertible debentures by an inactive subsidiary. Cash used in continuing operations before working capital changes amounted to $8.6 million, which is $0.8 million less than the $9.4 million used in the same period in 2004. Site restoration expenditures amounted to $0.9 million in 2004 while those incurred in 2005 were nominal. Capital expenditures of $7.8 million in the first quarter of 2005 were $7.1 million greater than the same period in 2004 reflecting the capital programs underway at iFire and Nucryst.

Westaim’s total capital expenditures and capital commitments, primarily related to the construction of a pilot manufacturing facility, are expected to be in the order of $40.0 million in 2005. The Company is benefiting from financing of approximately $13.0 million being provided by DNP for equipment related to the pilot manufacturing facility. Capital expenditures in 2006 could increase to $200 million if iFire constructs a large scale production facility.

Share Capital

As at April 28, 2005, the Company had 92,828,054 common shares outstanding and 5,009,600 options outstanding, exercisable for common shares.

Quarterly Financial Information

	Q1	Q4	Q3	Q2
(000, except per share data)	2005	2004	2004	2004
Revenue from continuing operations	$5,034	$6,096	$10,501	$4,923
Loss from continuing operations	$(8,848)	$(10,399)	$(2,487)	$(12,667)
Loss per common share from continuing operations — basic and diluted	$(0.10)	$(0.11)	$(0.03)	$(0.16)
Net income (loss)	$2,532	$(10,600)	$(2,514)	$(13,071)
Net income (loss) per common share — basic and diluted	$0.03	$(0.11)	$(0.03)	$(0.17)

	Q1	Q4	Q3	Q2
	2004	2003	2003	2003
Revenue from continuing operations	$10,429	$3,594	$3,370	$2,683
Loss from continuing operations	$(3,178)	$(16,994)	$(8,135)	$(9,140)
Loss per common share from continuing operations — basic and diluted	$(0.04)	$(0.22)	$(0.10)	$(0.12)
Net income (loss)	$1,008	$(17,914)	$(8,035)	$(8,280)
Net income (loss) per common share — basic and diluted	$0.01	$(0.23)	$(0.10)	$(0.11)

The Westaim Corporation

Management’s Discussion and Analysis
Three months ended March 31, 2005

Critical Accounting Policies

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. No new policies were implemented in the first quarter of 2005. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Forward-looking Statements

Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “will”, “outlook”, “believes”, “anticipates”, “estimated”, “expect”, “expected”, “potential”, “plans”, “continued” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning escrowed amounts expected to be received in regard to the sale of the Company’s Ambeon business; expectations relating to the Company’s proceeds from asset dispositions; assumptions and estimations related to valuation of the grant of options to purchase common shares of the Company and to the effect of the exercise of stock options on the Company’s income; the effect of counterparty payments in relation to indemnification agreements upon the Company’s financial position or operating results; expectations related to indemnification of Officers and Directors or potential coverage pursuant to Director and Officer insurance; expectations regarding the outcome of legal proceedings or the effect of such proceedings on the Company’s financial position or operating results; expectations relating to iFire display production; research and development expenditure levels; the advance of loan proceeds from DNP; capital expenditures; the effectiveness of NPI 32101 as a pharmaceutical agent and the potential of that product; plans for additional clinical trials of NPI 32101; statements regarding anticipated new drug applications; the expected completion of the Nucryst facility in Fort Saskatchewan and increased production capacity from that facility; anticipated facility expansion; projected Nucryst sales growth; the expansion of markets for Nucryst products; expected increases in Nucryst revenues; expectations relating to Nucryst milestone revenues; expansion of Nucryst’s clinical and pre-clinical research; expectations regarding net operating losses in 2005; expected capital expenditures and capital commitments; and estimates for determining the valuation of the Company’s assets and liabilities. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst ‘s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing the iFire and Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might af fect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months Ended	Three Months Ended
(thousands of dollars except per share data)	March 31, 2005	March 31, 2004

Revenue	$5,034	$10,429
Costs
Manufacturing	2,320	2,054
Selling, general and administrative	562	982
Research and development	8,609	8,335
Depreciation and amortization	1,530	1,415

Divisional loss	(7,987)	(2,357)
Corporate costs	(1,690)	(1,313)
Interest income and foreign exchange	891	526

Loss from continuing operations before income taxes	(8,786)	(3,144)
Income tax expense
Current	(62)	(34)

Loss from continuing operations	(8,848)	(3,178)
Income from discontinued operations net of income taxes (note 2)	11,380	4,186

Net income for the period	$2,532	$1,008

Income (loss) per common share (note 6)
Continuing operations — basic and diluted	$(0.10)	$(0.04)

Net income — basic and diluted	0.03	0.01

Weighted average number of outstanding common shares (thousands)	92,828	78,094

Deficit at beginning of period	$(276,561)	$(251,384)
Net income	2,532	1,008

Deficit at end of period	$(274,029)	$(250,376)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2005	2004

ASSETS

Current
Cash and cash equivalents	$62,073	$89,139
Short-term investments	41,145	12,000
Accounts receivable (note 2)	6,590	6,712
Inventories	4,678	3,605
Capital assets available for sale (note 2)	5,500	—
Other	612	538

	120,598	111,994

Other receivable (note 2)	—	1,800
Capital assets	53,365	46,776
Capital assets available for sale (note 2)	—	5,500
Intangible assets	5,507	5,693
Investments	500	500

	$179,970	$172,263

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$12,068	$12,963

Long-term debt (note 3)	10,637	4,795
Provision for site restoration	6,716	6,708

	29,421	24,466

Shareholders’ equity
Capital stock (note 4)	421,233	421,233
Contributed surplus (note 5)	3,345	3,125
Deficit	(274,029)	(276,561)

	150,549	147,797

	$179,970	$172,263

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended	Three Months Ended
(thousands of dollars)	March 31, 2005	March 31, 2004

Operating Activities
Loss from continuing operations	$(8,848)	$(3,178)
Items not affecting cash
Depreciation and amortization	1,530	1,415
Foreign exchange and interest on long-term debt	(158)	—
Stock compensation expense	220	35

Cash used in continuing operations before non-cash working capital changes	(7,256)	(1,728)

Changes in continuing operations non-cash working capital
Accounts receivable	922	(6,482)
Inventories	(1,073)	70
Other	(74)	(74)
Accounts payable and accrued liabilities	(1,119)	(371)
Site restoration expenditures net of recoveries	8	(855)

Cash used in continuing operations	(8,592)	(9,440)
Cash provided from (used in) discontinued operations	85	(993)

Total cash used in operating activities	(8,507)	(10,433)

Investing activities
Capital expenditures	(7,766)	(641)
Redemption and sale of short-term investments	12,695	5,313
Purchase of short-term investments	(41,840)	(28,426)
Intangible assets	(167)	(218)
Proceeds on sale of discontinued operations (note 2)	12,519	30,559

Cash (used in) provided from investing activities	(24,559)	6,587

Financing activities
Issuance of common shares (note 4)	—	77
Issuance of convertible debentures (note 3)	6,000	—

Cash provided from financing activities	6,000	77

Net decrease in cash and cash equivalents	(27,066)	(3,769)
Cash and cash equivalents at beginning of period	89,139	44,694

Cash and cash equivalents at end of period	$62,073	40,925

The Westaim Corporation

Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2005 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except the per share data.

Note 2 — Discontinued Operations

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in the first quarter of 2005.

In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11,519 and recorded a gain on sale of $9,330 in the first quarter of 2005. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction in unrecognized tax loss carry-forwards. As a result of this divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.

In the first quarter of 2005, the Company completed an agreement to sell the land and building included in long-term assets available for sale. The closing date for the sale is December 15, 2005 and the Company has received a non-refundable deposit of $500 which is included in accounts payable and accrued liabilities. The land and building have been leased to the future owner for the period April 1, 2005 to December 15, 2005. The proceeds from the sale will exceed the carrying value and the gain on sale will be recorded in the fourth quarter of 2005. As a result of this transaction, these assets have been reclassified as current assets.

In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. Of this amount held in escrow, $1,000 was received in the first quarter of 2005 and included as proceeds on sale of discontinued operations in the cash flow statement. The remaining escrow balance of $1,800 is included in current accounts receivable and is expected to be received in January 2006. The net gain on the sale of Ambeon of $5,436 was net of future income tax expense of $1,032.

Results from discontinued operations:

	Three months ended
Income (expense)	March 31, 2005	March 31, 2004
Dilution gain	$2,189	$—
Gain on sale of inactive subsidiaries	9,330	—
Gain on sale of Ambeon	—	5,436
Costs related to discontinued operations	(139)	(1,250)

Net income from discontinued operations	$11,380	$4,186

Net income per common share from discontinued operations was $0.13 for the quarter ended March 31, 2005 (2004 — $0.05).

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	March 31, 2005	December 31, 2004
Accounts payable and accrued liabilities	$(1,443)	$(1,219)
Capital assets available for sale	$5,500	$5,500

Note 3 — Long-Term Debt

In January 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP is partially financing certain new equipment being used to upgrade iFire’s Toronto facility. The loan is being drawn down during 2004 and 2005, carries an interest rate of 1.70% per annum and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the assets financed under the agreement. As at March 31, 2005, the outstanding loan balance amounted to Yen 408,166,000 (CAD $4,637). The liability reported at March 31, 2005 includes accrued interest expense of $31 which is payable at the end of the loan term. Interest expense in the period ended March 31, 2005 amounted to $20 (2004 — $Nil). The Company has entered into forward transactions to purchase 300,000,000 Japanese Yen to hedge a portion of this future obligation. Unrealized losses on these hedges amounting to $118 as at March 31, 2005 have been included in interest income and foreign exchange on the statement of operations.

In February 2005, a wholly owned inactive subsidiary of the Company issued $6,000 of convertible debentures to private investors. These debentures mature in February 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 12,000,000 non-voting common shares of the inactive subsidiary. If converted, the Company’s economic interest in the inactive subsidiary would be reduced to approximately 22% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $91,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial.

Note 4 — Capital Stock

Changes in the Company’s common shares outstanding for the three months ended March 31, 2005 are as follows:

	Three months ended		Three months ended
	Mar. 31, 2005	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2004
common shares (000)	Number	Stated Capital	Number	Stated Capital
Balance at beginning of period	92,828	$421,233	78,073	$373,230
Employee share purchase plan	—	—	9	26
Stock options exercised	—	—	20	67

Balance at end of period	92,828	$421,233	78,102	$373,323

Note 5 — Stock-based Compensation Plans

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. For the period ending March 31, 2005, corporate costs, research and development costs, and selling, general and administrative expenses include compensation expense totaling $220 (2004 — $35) relating to stock options with an offsetting increase to contributed surplus.

The Westaim Corporation

Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2005 (unaudited)
(thousands of dollars)

Note 5 — Stock-based Compensation Plans (continued)

Employee and Director Stock Options

Changes in the Company’s stock option plans for the three months ended March 31, 2005 are as follows:

	Three months ended
common share stock options (000)	March 31, 2005	March 31, 2004
Outstanding at beginning of period	4,660	5,833
Granted	350	255
Exercised	—	(20)
Forfeited	—	(1,651)

Outstanding at end of period	5,010	4,417

In the first quarter of 2005, the Company issued 350,000 options (2004 — 255,000) for common shares of the Company at a weighted average exercise price of $3.62 (2004 — $3.91). No options were exercised in the first quarter of 2005. In the first quarter of 2004, 20,000 options were exercised at an average price of $2.59 and $16 relating to the fair value of options exercised in the period was reclassified from contributed surplus to share capital.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.33% (2004 — 4.80%), an average life of 7.0 years and a volatility of 57.72% (2004 — 58.47%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

The Company maintains a Deferred Share Unit Plan (“DSUs”) for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at March 31, 2005, a liability of $1,055 (December 31, 2004 — $954) has been accrued with respect to issued DSUs. The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company. These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $224 at March 31, 2005 (December 31, 2004 — $139).

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Three months ended
(thousands of shares)	March 31, 2005	March 31, 2004
Weighted average number of common shares outstanding — basic earnings per share	92,828	78,094
Effect of dilutive securities	530	183

Weighted average number of common shares outstanding — diluted earnings per share	93,358	78,277

Note 7 — Guarantees

In the normal course of operations, the Company has issued letters of credit in the amount of US$1,060 which expire on March 31, 2006. In Canadian dollars, these guarantees amounted to approximately $1,282 as at March 31, 2005.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

Note 8 — Segmented Information — Continuing Operations

	Three months ended
	March 31, 2005	March 31, 2004
Revenue

Nucryst Pharmaceuticals	$4,977	$10,273
Other	57	156

	$5,034	$10,429

Divisional (Loss) Income

Nucryst Pharmaceuticals	$(687)	$4,324
iFire Technology	(7,229)	(6,483)
Other	(71)	(198)

	$(7,987)	$(2,357)

Note 9 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.